Jody E. Forchheimer
Senior Vice President
Deputy General Counsel

FMR LLC Legal Department

82 Devonshire Street F6B, Boston, MA 02109-3605
Phone: 617-563-8740 Fax: 617-385-1852
jody.forchheimer@fmr.com

Fidelity INVESTMENTS

811-01193
Branch 17

February 1, 2012

OVERNIGHT MAIL

Securities and Exchange Commission
Attn: Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549

Re: Bennett et al. v. Fidelity Management & Research Co. & FMR Co., Inc. District of Massachusetts – 04 11651 MLW

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, I hereby enclose a copy of the Stipulation of Dismissal With Prejudice in the above-referenced matter.

Very truly yours,

Jody E. Forchheimer

Cc: Sean Murphy, Esq.

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

CYNTHIA A. BENNETT, GUY E. MILLER, NANCY HAUGEN, MICHAEL F. MAGNAN, KAREN L. MAGNAN, PRESLEY C. PHILLIPS, ANDREA M. PHILLIPS, and CINDY SCHURGIN, for the use and benefit of THE FIDELITY MAGELLAN FUND, FIDELITY CONTRAFUND, FIDELITY GROWTH & INCOME PORTFOLIO I FUND, FIDELITY BLUE CHIP GROWTH FUND, and FIDELITY LOW-PRICED STOCK FUND, Plaintiffs, vs. FIDELITY MANAGEMENT & RESEARCH COMPANY and FMR CO., INC., Defendants.	CIVIL NO. 1:04-cv-11651-MLW (Lead Case) CIVIL NO. 1:04-cv-11756-MLW (Consolidated Case) FMAGX

STIPULATION OF DISMISSAL WITH PREJUDICE

It is hereby stipulated and agreed, by and between undersigned counsel, that all named Plaintiffs in the above-captioned case (Cynthia A. Bennett, Guy E. Miller, Nancy Haugen, Michael F. Magnan, Karen L. Magnan, Presley C. Phillips, Andrea M. Phillips, and Cindy Schurgin), by their attorneys pursuant to Rule 41(a)(1)(A)(ii) of the Federal Rules of Civil Procedure, hereby voluntarily dismiss the above-captioned action with prejudice.

Dated: Boston, Massachusetts
January 27, 2012

By: /s/ Robert D. Friedman
Robert D. Friedman, BBO# 180240
BURNS & LEVINSON LLP
125 Summer Street
Boston, MA 02110
(617) 345-3000
Counsel for Plaintiffs Cynthia A. Bennett and Guy E. Miller

By: /s/ Lynn Lincoln Sarko
Lynn Lincoln Sarko (*pro hac vice*)
KELLER ROHRBACK LLP
1201 Third Avenue, Suite 3200
Seattle, Washington 98101-3052
(206) 623-1900
Counsel for Plaintiffs Nancy Haugen, Michael E. Magnan, Karen L. Magnan, Presley C. Phillips, Andrea M. Phillips, and Cindy Schurgin

By: /s/ Michelle H. Blauner
Michelle H. Blauner, BBO# 549049
SHAPIRO HABER & URMY LLP
Exchange Place
53 State Street, 37th Floor
Boston, MA 02109
(617) 439-3939
Counsel for Plaintiffs Nancy Haugen, Michael E. Magnan, Karen L. Magnan, Presley C. Phillips, Andrea M. Phillips, and Cindy Schurgin

By: /s/ Sean M. Murphy
Counsel for Defendants

MILBANK, TWEED, HADLEY & McCLOY LLP
Sean M. Murphy (*pro hac vice*)
One Chase Manhattan Plaza
New York, NY 10005-1413
(212) 530-5000

GOODWIN PROCTER LLP
David J. Apfel, BBO# 551139
Exchange Place
53 State Street
Boston, MA 02109
(617) 570-1000

CERTIFICATE OF SERVICE

I hereby certify that, on January 27, 2012, a copy of the foregoing document was filed electronically. Notice of this filing will be sent to all parties by operation of the Court's electronic filing system. Parties may access this filing through the Court's system.

/s/ Matthew J. Tuttle

01674793.DOC\